UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2022.	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street, Toronto, ON M5J 0E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                         Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File nos. 333-09874, 333-130283 and 333-218913 and Form F-3 File nos. 333-219550, 333-220284, 333-257113 and 333-259240.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: March 3, 2022	By:	/s/ Michelle Caturay
	Name:	Michelle Caturay
	Title:	Senior Vice-President, Associate General Counsel, Corporate Secretary and Chief Privacy OfficerTable of Contents

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Proxy Circular (including Notice of Meeting)

99.2	Annual Report

99.3	Notice-and-Access Notice

99.4	Proxy Form

99.5	News Release - CIBC’s 2022 Virtual Annual and Special Meeting of Shareholders Meeting Materials Now Available